Exhibit 6.7

EMPLOYMENT AGREEMENT

THIS EMPLOYMENT AGREEMENT (this “Agreement”) is made this 3rd day of November, 2022 (the “Effective Date”), by and between White Oak Capital Holdings, LLC and Red Oak Capital Holdings, LLC, collectively (“Employer”), and Paul Cleary (“Employee”), collectively known as the Parties.

AGREEMENT:

In consideration of the following promises, covenants and agreements of Employer and Employee, the parties agree as follows:

1. Employment. Employer hereby employs Employee as President & Chief Operating Officer, and Employee agrees to be employed by Employer in such capacity. Employee agrees to devote all of Employee’s professional time using his best efforts, attention and energies to the performance of the duties and responsibilities assigned to Employee from time to time by Employer. Employee further agrees to comply with all of Employer’s policies, standards, and regulations. Employee will not allow any other interest or pursuits to interfere with the performance of Employee’s job duties and responsibilities for Employer.

2. Term. The term of this Agreement shall be one (1) year commencing on the Effective Date and shall automatically renew annually for one (1) year periods, unless earlier terminated pursuant to Section 5 of this Agreement.

3. Duties. Employee shall perform those duties assigned to Employee by the Chief Executive Officer (CEO) or immediate Supervisor and shall include the specific duties outlined in Exhibit A attached hereto.

4. Compensation and Benefits.

(a) Compensation. In exchange for the faithful rendering of any and all services by Employee in any capacity hereunder, Employer shall pay Employee salary and compensation in accordance with the schedule in Exhibit A attached hereto, which may be increased or decreased from time to time by Employer in Employer’s sole and absolute discretion.

(b) Benefits. Employee shall be entitled to participate in such employee benefit plans and to elect to receive such benefits, including, without limitation, health insurance, as Employer may provide or make available, whether directly or indirectly, to other employees of Employer from time time, with years of service at Employer credited under such benefit plans for the calculation of benefits thereunder unless modified by Exhibit A attached hereto.

(c) Reimbursement of Business Expenses. Employer agrees to reimburse Employee for all reasonable, ordinary and necessary business expenses incurred by Employee for the benefit of Employer and at the direction and with the prior authorization of Employer. Employer shall reimburse Employee upon submission to Employer of written, itemized accounts of such expenditures, together with receipts therefor.

(d) Paid Time Off. Employee shall be entitled to paid time off and other benefits as are from time to time provided to other employees of Employer, unless modified by as Exhibit A attached hereto.

5. Termination of Employment.

(a)	Employee’s employment pursuant to this agreement shall terminate as follows:

i.	Upon written notice from either party giving the number of days prior notice as stated in Exhibit A attached hereto, with a stated date certain for separation from employment. If termination by Employer is other than for Cause as defined in this Agreement, Employee shall be entitled to Additional Weeks’ Compensation as defined and scheduled in Exhibit A;

ii.	Upon written notice from Employer to Employee of termination for Cause, as defined herein; whereupon Employee shall have the Written Day’s Notice period as defined in Exhibit A to cure such Cause, if possible; or

iii.	The death or disability of Employee; or

iv.	As further substituted or amended in Exhibit A attached hereto.

For the purposes of this Agreement, Cause shall mean (i) the conviction, or the entering into of a plea of guilty or nolo contendere (or similar plea), of Employee for a felony or a misdemeanor involving moral turpitude; (ii) a breach by Employee of any provision hereof or commission of theft, embezzlement, or fraud; (iii) Employee’s breach of any material fiduciary duty owed to Employer; (iv) any act or acts of dishonesty, fraud or misconduct by Employee which are intended to or do result in Employee’s personal enrichment or a material adverse effect upon Employer’s assets, business, condition (financial or otherwise), prospects or reputation; (v) Employee’s refusal to comply with or abide by reasonable directives of Employee’s superiors, or Employer’s policies and procedures; or (vi) substantial dependence by Employee on any addictive or mind-altering substance, including, but not limited to, alcohol, amphetamines, barbiturates, marijuana or opiates, in a manner that materially impairs Employee’s ability to perform his duties under this Agreement.

(b) Payment Upon Termination. Upon the termination of Employee’s employment, Employee shall be entitled to receive any salary, and compensation earned by Employee prior to the date of termination, as well as reimbursement for any approved expenses incurred prior to the date of termination as further stated in Exhibit A attached hereto.

(c) Employment at Will. Notwithstanding any other provisions of this Agreement, Employee acknowledges that he is an employee at will, and that his employment can be terminated at any time, with or without Cause, subject to the notice provisions set forth in Section 5 above. No commitment to employment for any duration shall be valid or binding unless expressly set forth in a written employment contract that is signed by the authorized representative of Employer. The parties acknowledge and agree that this Agreement does not contain any commitment to employment for any duration.

6. Confidential Information. The Employee understands and acknowledges that during the course of employment by the Employer, the Employee will have access to and learn about Confidential Information, as defined below.

(a) Confidential Information Defined. For purposes of this Agreement, “Confidential Information” includes, but is not limited to, all information not generally known to the public, in spoken, printed, electronic, or any other form or medium, relating to: Employer’s sales, sales volume, sales methods, sales proposals, cost and pricing structures, volume information, product information, customers and prospective customers, identity of customers and prospective customers, identity of key purchasing personnel in the employ of customers and prospective customers, amount or kind of customer purchases from Employer, Employer’s sources of supply, its computer programs, system documentation, special hardware, products hardware, related software development, its manuals, formulae, processes, methods, machines, compositions, ideas, improvements, inventions, or other confidential or proprietary information belonging to Employer or of any other person or entity that has entrusted information to the Employer in confidence. Confidential Information shall not include information that is generally available to and known by the public at the time of disclosure to the Employee, provided that the disclosure is through no direct or indirect fault of the Employee or person(s) acting on the Employee’s behalf.

(b) Employer Creation of Confidential Information. The Employee understands and acknowledges that the Employer has invested, and continues to invest, substantial time, money and specialized knowledge into developing its resources, creating a customer base, generating customer and potential customer lists, training its employees, and improving its offerings. The Employee understands and acknowledges that as a result of these efforts, Employer has created, and continues to use and create Confidential Information. This Confidential Information provides Employer with a competitive advantage over others in the marketplace.

(c) Disclosure and Use Restrictions. Employee agrees to hold and safeguard any information about Employer, its parent, or any of its affiliates gained by Employee during the term of Employee’s employment. Employee shall not, without the prior written consent of Employer, misappropriate, disclose or make available to anyone for use outside Employer’s organization at any time, either during his employment or subsequent to any termination of his employment, whether terminated for any reason or no reason, by the Employee or the Employer, any such information about Employer or its customers, whether or not developed by Employee, except as required in the performance of Employee’s duties for Employer.

(d) Notice of Immunity Under the Defend Trade Secrets Act of 2016 (“DTSA”). Notwithstanding any other provision of this Agreement, the Employee will not be held criminally or civilly liable under any federal or state trade secret law for any disclosure of a trade secret that is made in confidence to a federal, state, or local government official, either directly or indirectly, or to an attorney; and solely for the purpose of reporting or investigating a suspected violation of law; or is made in a complaint or other document that is filed under seal in a lawsuit or other proceeding. If the Employee files a lawsuit for retaliation by the Employer for reporting a suspected violation of law, the Employee may disclose the Employer’s trade secrets to the Employee’s attorney and use the trade secret information in the court proceeding if the Employee: files any document containing the trade secret under seal; and does not disclose the trade secret, except pursuant to court order.

(e) Other Permitted Disclosures. Nothing in this Agreement shall be construed to prevent disclosure of Confidential Information as may be required by applicable law or regulation, or pursuant to the valid order of a court of competent jurisdiction or an authorized government agency, provided that the disclosure does not exceed the extent of disclosure required by such law, regulation, or order. The Employee shall promptly provide written notice of any such order to CEO of the Employer.

7. Restrictive Covenants.

(a) Acknowledgment. The Employee understands that the nature of Employee’s position gives the Employee access to and knowledge of Confidential Information and places the Employee in a position of trust and confidence with the Employer. The Employee further understands and acknowledges that the Employer’s ability to reserve these for the exclusive knowledge and use of the Employer is of great competitive importance and commercial value to the Employer, and that improper use or disclosure by the Employee is likely to result in unfair or unlawful competitive activity.

(b) Non-Competition. During the term of the Employee’s employment and for a period of one (1) year after the last day of the Employee’s employment with the Employer, whether terminated for any reason or no reason, by the Employee or the Employer (the “Restricted Period”), the Employee agrees and covenants not to engage in performing the same type of work or service for the same or similar business as the Employer, that the Employee performed for the Employer during the last two (2) years of employment (“Prohibited Activity”) within any state within the United States of American in which the Employer conducts business (“Restricted Territory”).

Nothing in this agreement shall prohibit Employee from purchasing or owning less than five percent (5%) of the publicly traded securities of any corporation, provided that such ownership represents a passive investment, and that the Employee is not a controlling person of, or a member of a group that controls, such corporation.

This Section does not, in any way, restrict or impede the Employee from exercising protected rights to the extent that such rights cannot be waived by agreement or from complying with any applicable law or regulation or a valid order of a court of competent jurisdiction or an authorized government agency, provided that such compliance does not exceed that required by the law, regulation, or order.

(c) Non-Solicitation of Employees. The Employee understands and acknowledges that the Employer has expended and continues to expend significant time and expense in recruiting and training its employees and that the loss of employees would cause significant and irreparable harm to the Employer. Employee acknowledges that Employee will have/has had and will continue to have access to and will learn/has learned and will continue to learn about much or all of Employer’s employee information including Confidential Information. During the Restricted Period, Employee agrees and covenants not to directly or indirectly solicit, hire, recruit, or attempt to solicit, hire, or recruit, any employee of the Employer or any employee who has been employed by the Employer in the six (6) months preceding the last day of Employee’s employment (“Covered Employee”), or induce the end of employment of any Covered Employee.

(d) Non-Solicitation of Customers. The Employee understands and acknowledges that because of the Employee’s experience with and relationship to the Employer, the Employee will have/has had and will continue to have access to and will learn/has learned and will continue to learn about much or all of the Employer’s customer information, including, but not limited to, Confidential Information. The Employee understands and acknowledges that: (i) the Employer’s relationships with its customers is of great competitive value; (ii) the Employer has invested and continues to invest substantial resources in developing and preserving its customer relationships and goodwill; and (iii) the loss of any such customer relationship or goodwill will cause significant and irreparable harm to the Employer.

(e) During the Restricted Period, the Employee agrees and covenants not to directly or indirectly solicit, contact, or attempt to solicit or contact, using any other form of oral, written, or electronic communication, including, but not limited to, email, regular mail, express mail, telephone, fax, instant message, or social media, including but not limited to Facebook, LinkedIn, Instagram or Twitter, or any other social media platform, whether or not in existence at the time of entering into this agreement, or meet with the Employer’s Customers for purposes of offering goods or services competitive with those offered by the Employer, defined as the wholesale distribution of business products to resellers. However, it will not be deemed a violation of this Agreement if the Employee had pre-employment relationships with Employer’s Customers or merely updates the Employee’s LinkedIn profile without engaging in any other substantive communication, by social media or otherwise, that is prohibited by this section.

This restriction shall only apply to:

i.	Customers the Employee serviced, solicited, or contacted to provide competitive products or services during the last 12 months of employment with the Employer within the United States;

ii.	Customers about whom the Employee was provided with access to trade secret or confidential information during the last 24 months of employment with the Employer within the United States; or

iii.	Customers about whom the Employee was provided with access to information that is not available publicly during the last 24 months of employment with the Employer within the United States.

8. Tolling. If the Employee violates any of the terms of the restrictive covenant obligations in this Agreement, all such restrictions shall automatically be extended by the period the Employee was in violation of them.

9. Former Employer Information. Employee agrees that he will not, during his employment with Employer, improperly use or disclose any documents or materials in any form containing or reflecting proprietary, confidential, or trade secret information of any former employer or any other person or entity, or bring any such documents or materials onto the property of Employer, or store any such documents or materials in any Employer electronic systems unless consented to in writing by any such employer, person, or entity.

10. Notification of New Employer. Employee hereby grants Employer consent to notification to any new employer of Employee (whether Employee is employed as an employee, consultant, independent contractor, director, partner, officer, advisor, executive or manager) about his obligations under this Agreement and delivery by Employer of a copy of this Agreement to any such new employer. Employee agrees and acknowledges that Employer’s (or Employer’s legal counsel’s) notification is proper under the controlling state or federal law and that such notification is not interfering with his relationship with his new employer in any way. Employee shall advise any subsequent employer of Employee’s restrictive covenants contained in this Agreement.

11. Injunctive Relief.

(a) Employee acknowledges that the remedies at law for any breach by Employee of any restrictive covenant contained in this Agreement will be inadequate due to the potential for immediate and irreparable injury to Employer and that Employer shall be entitled to injunctive relief against Employee, without the posting of any bond or other security, in addition to any other remedies available to Employer, including but not limited to, the recovery of damages from Employee.

(b) Employee recognizes that if this Agreement is breached by Employee, the time periods included in the restrictive covenants contained herein shall restart on the date a court of competent jurisdiction enters a final order enjoining Employee from violating such provisions unless good cause can be shown as to why the periods described should not restart at that time.

12. Restrictive Covenants of the Essence. The restrictive covenants of Employee set forth herein are of the essence of this Agreement; they shall be construed as independent of any other provision in this Agreement; and the existence of any claim or cause of action of Employee against Employer, whether predicated on this Agreement or not, shall not constitute a defense to the enforcement by Employer of the restrictive covenants contained herein. Employer shall at all times maintain the right to seek enforcement of these provisions whether or not Employer has previously refrained from seeking enforcement of any such provision as to Employee or any other person who has signed an agreement with similar provisions.

13. Use of Electronic Communications Systems. The use of Employer’s electronic communications systems for personal interest is a limited benefit provided by Employer and is allowable only if such use does not interfere with the efficient completion of work or adversely affect the systems and equipment used. Employee is not entitled to any expectation of privacy with regard to personal information or material transmitted, received or stored to or in Employer electronic communications systems and equipment. Misuse of this limited benefit may result in disciplinary action up to and including termination.

14. Governing Law. The parties acknowledge and agree that this Agreement is made in the State of Delaware, and that the interpretation and performance hereof shall be governed in all respects by the laws of the State of Delaware, excluding its choice of law rules.

15. Severability. Employee agrees that if any provision of this Agreement, or any portion thereof, shall be adjudged by any court of competent jurisdiction to be invalid or unenforceable for any reason, such determination shall be confined to the operation of the provision at issue and shall not affect or invalidate any other provision of this Agreement and such court shall be empowered to substitute, to the extent enforceable, provisions similar to this or other provisions so as to provide Employer to the fullest extent permitted by applicable law the benefits intended by such provisions.

16. Modifications; Waivers. This Agreement may be modified only by an instrument in writing signed by both parties. No waiver of the enforcement of any provisions of the Agreement shall be deemed a continuing waiver.

17. Assignability. The Agreement shall be assignable by Employer but not by Employee. The obligations of Employee under this Agreement shall continue after the termination of his employment with Employer, however such termination is effected, whether by Employee or Employer, with or without Cause or notice, and shall be binding on Employee’s heirs, executors, legal representatives, assigns and shall inure to the benefit of any successors or assigns of Employer. Employee specifically acknowledges that in the event of a sale of all or substantially all of the assets or stock of Employer, or any other event, merger, or transaction resulting in a change of ownership or control of Employer’s business, the rights and obligations of the parties hereunder shall inure to the benefit of any such transferee, purchaser or future owner of Employer’s business. Employee specifically consents to the assignment by Employer of Employer’s rights pursuant to the restrictive covenants of this Agreement protecting Employer from unfair competition.

18. Entire Agreement. This Agreement sets forth the entire agreement of the parties with respect to the subject matter hereof, and merges and supersedes all prior and contemporaneous discussions and agreements between the parties hereto, whether oral or written, regarding the subject matter hereof.

19. Forum Selection; Waiver of Jury Trial.

(a) THE PARTIES HERETO IRREVOCABLY AND UNCONDITIONALLY CONSENT TO THE EXCLUSIVE JURISDICTION OF THE FOLLOWING COURTS IN MATTERS RELATED TO THIS AGREEMENT, AND AGREE NOT TO COMMENCE ANY SUIT, ACTION OR PROCEEDING RELATING THERETO EXCEPT IN ANY OF SUCH COURTS: (i) THE STATE COURTS OF THE STATE OF DELAWARE LOCATED IN THE COUNTY OF NEW CASTLE; OR (B) THE UNITED STATES DISTRICT COURT FOR THE DISTRICT OF DELAWARE.

(b) THE PARTIES HERETO HEREBY AGREE TO WAIVE THE RIGHT TO A TRIAL BY JURY IN ANY ACTION OR PROCEEDING BASED UPON, ARISING OUT OF OR RELATED TO, THIS AGREEMENT. EACH PARTY HEREBY REPRESENTS THAT THIS WAIVER IS KNOWINGLY, INTENTIONALLY AND VOLUNTARILY MADE, AND FURTHER ACKNOWLEDGES THAT IT OR HE HAS READ AND UNDERSTANDS THE MEANING AND RAMIFICATIONS OF THIS WAIVER AND AS EVIDENCE OF THIS FACT HAS SIGNED THE AGREEMENT BELOW.

20. Attorneys’ Fees. In the event any action, suit or claim is brought by either party hereto in connection, arising out of or relating to this Agreement, including, without limitation, to enforce, or defend against the enforcement or determine the validity of this Agreement or any provision hereof, the substantially prevailing party in such action, suit or claim shall be entitled to recover its costs and expenses, including, without limitation, reasonable attorneys’ fees, from the non-prevailing party.

21. Waiver of Breach; Violation Not Deemed Continuing. The waiver by either party hereto of any provision of this Agreement shall not operate as, or be construed to be, a waiver of any continuing or subsequent breach hereof or thereof. No provision of this Agreement may be waived except by an agreement in writing executed and delivered by the party waiving such provision or provisions.

22. Voluntary Execution. Employee hereby acknowledges and confirms that: (a) he has read this Agreement carefully and understands and accepts the obligations it imposes upon him; (b) no promises or representations have been made to Employee by Employer to induce him to sign this Agreement; and (c) this Agreement is being signed by him voluntarily and freely.

IN WITNESS WHEREOF, the parties have affixed their signatures and seals as of the date first above written.

EMPLOYER:

WHITE OAK CAPITAL HOLDINGS, LLC

By:
Name:	Gary R Bechtel
Title:	Chief Executive Officer

EMPLOYER:

RED OAK CAPITAL HOLDINGS, LLC

By:
Name:	Gary R Bechtel
Title:	Chief Executive Officer

EMPLOYEE:

By:	/s/ Paul Cleary
Name:	Paul Cleary

Exhibit A

Duties and Responsibilities

a.	Duties and Responsibilities. During the term of this Agreement, the Executive shall be given the title and serve as the President & Chief Operating Officer for the Company and shall have general executive operating supervision over the operating, personnel and related departments of the Company.

Compensation and Benefits.

a.	Salary. The Executive shall be paid a base salary (the “Base Salary”) at an annual rate of Two Hundred and Fifty Thousand Dollars ($275,000) beginning at the Effective Date of this Agreement.

b.	Performance Based Bonus. As additional compensation, the Executive shall be entitled to receive a discretionary bonus (“Bonus”) for each fiscal year during the Term of the Executive’s employment by the Company in the form of cash, equity or a combination therein. Said Bonus shall be discretionary, be based on the Company’s overall financial condition and subject to other covenants as may be contained within the vesting schedule.

c.	Executive Benefits. The Executive shall be entitled to participate in the Company’s health insurance coverage as well as other benefit programs of the Company, including its 401(k), as required by appropriate laws and regulations or at the discretion of the Company.

d.	Paid Time Off. The Executive will receive paid time off (PTO) in the amount of three (3) weeks per year.

Termination of Employment.

a.	Written Days’ Notice. Shall be twenty-one (21) days

b.	Upon Notice Termination - Additional Weeks’ Compensation. Shall be based on the number of months of service, i.e., six (6) months of service would equal six (6) months of severance, eleven (11) months would equal eleven (11) months of severance, etc. After twelve (12) months of service, the maximum severance would be twelve (12) months, plus any vested ownership.

c.	Termination for Cause - Additional Compensation. There shall be no additional compensation where employee is terminated for cause, except to the extent of any then accrued compensation including bonus and accrued and payable Paid Time Off.

d.	Death or Disability. In the event of the death or disability of the Executive during the Term, salary and accrued bonus shall be paid to the Executive’s designated beneficiary, or, in the absence of such designation to the estate or other legal representative of the Executive until the date of death or disability.

Additional Employee Specific Provisions

Termination Following a Change of Control.

a.	Change of Control. For purposes of this Agreement, a “Change in Control” of the Company shall mean a change in control as set forth in Section 409A of the Internal Revenue Code.

b.	Termination by the Executive for Good Reason. Within twenty-four (24) months following a Change in Control, Executive may terminate Employee’s employment and all of the Company’s obligations under this Agreement at any time for Good Reason (defined below) by giving written notice to the Company stating the basis for such termination, effective immediately upon giving such notice. “Good Reason” shall mean any of the following: (i) a material reduction in Employee’s title, position, responsibilities or Salary; (ii) a mandatory relocation of Employee’s employment from the Charlotte, North Carolina area, except for travel reasonably required in the performance of the Employee’s duties and responsibilities; provided, however, that no termination shall be for Good Reason until Employee has provided the Company with written notice of the conduct alleged to have caused Good Reason and at least thirty (30) calendar days have elapsed since receipt of such notice during which Company has failed to cure any such alleged conduct.

Within twenty-four (24) months following a Change in Control, if Employee / Executive terminates Employee’s employment for Good Reason or is terminated by Employer for any reason other than Cause as defined in this Agreement, Employee shall be entitled to lump sum consideration in cash in the amount of one (1) times (x) the sum of the Employee’s Base Salary for the trailing twelve month period and the most recently awarded Performance Based Bonus.

c.	Waiver. Anything herein to the contrary notwithstanding, paragraphs a. and b. above will not apply where the Employee gives explicit written waiver stating that for the purposes of this section a Change in Control shall not be deemed to have occurred. The Employee’s participation in any negotiations or other matters in relation to a Change in Control shall in no way constitute such a waiver which can only be given by an explicit written waiver as provided in the preceding sentence.

Compensation Notes:

Employment agreements will be executed by Employee with two companies, generally White Oak Capital Holdings, LLC and Red Oak Capital Holdings, LLC. The intent herein is that the compensation identified herein is combined for both and the Employer retains sole discretion as to how the compensation is allocated between the companies.